UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated December 10, 2012
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release    AngloGold Ashanti Maintains Investment Grade Credit Rating

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
10 December 2012

AngloGold Ashanti Maintains Investment Grade Credit Rating

(Johannesburg) – AngloGold Ashanti is pleased to note that Standard & Poor’s has affirmed the investment grade rating on the company’s publicly traded debt following an extensive review.

“We’ve taken strong, decisive action to maintain our investment grade rating and preserve our financial stability and flexibility,” Chief Executive Officer Mark Cutifani said, “And at the same time our strategy to improve the quality and diversity of our portfolio remains firmly on track,”

The affirmation of the BBB- rating (with negative outlook) comes despite a decision in October to downgrade South Africa’s sovereign debt rating and that of several of the country’s other corporates. The decision highlights AngloGold Ashanti’s geographically diverse production base and new production coming on stream from projects already in advanced stages of development.

“Maintaining a strong and stable financial foundation has always been key to ensuring we have cost-effective access to capital over the long-term,” said AngloGold Ashanti’s Chief Financial
Officer, Srinivasan Venkatakrishnan, who led the team through the rating review. “Despite the raft of macro headwinds we’ve faced during the recent months, we’ve shown that we have the strategy, portfolio and the team to make good on our commitments.”

The investment grade rating reflects AngloGold Ashanti’s diverse portfolio of operating gold mines, which reduces its dependence on any single jurisdiction, the company’s competitive total cost structure and its ability to protect cash flows in a range of gold price scenarios. AngloGold
Ashanti’s two major new projects – Tropicana in Australia and Kibali in the Democratic Republic
of Congo – are scheduled to begin production within the next year, further diversifying AngloGold
Ashanti’s production base.

About AngloGold Ashanti

AngloGold Ashanti is a global gold mining company and the world’s third largest gold producer.
Headquartered in Johannesburg, South Africa, AngloGold Ashanti has 20 operations on four continents and one of the gold industry’s most successful exploration teams which work across both the established and new gold producing regions of the world. This includes land positions in
Colombia, Egypt, Guinea, Australia and the Solomon Islands, among others. AngloGold Ashanti employed 61,242 people, including contractors, in 2011 and produced 4.33Moz of gold, generating $6.6bn in gold income. Capital expenditure in 2011 amounted to $1.5bn. As at 31
December 2011, AngloGold Ashanti’s Ore Reserve totalled 75.6Moz.

The primary listing of the company’s ordinary shares is on the JSE Limited (JSE). Its ordinary shares are also listed on stock exchanges in London and Ghana, as well as being quoted in New
York in the form of American Depositary Shares (ADSs), in Australia, in the form of CHESS
Depositary Interests (CDIs) and in Ghana, in the form of Ghanaian Depositary Shares (GhDSs).

At September 30 the company had a robust balance sheet, with net debt of $1.569bn and earnings before interest tax, depreciation and amortisation of $2.07bn in the first nine months of the year. AngloGold Ashanti has the following publicly traded debt outstanding:

· $300m, 30-year bond due 2040, bearing a coupon of 6.5%
· $700m, 10-year bond, due 2020, bearing a coupon of 5.375%
· $750m, 10-year bond, due 2022, bearing a coupon of 5.125%
· $732.5m, 5-year convertible bond, due 2014, bearing a coupon of 3.5% and a strike price of
  $47.61 per share
Moody’s Investor Service, another international rating agency, rates AngloGold Ashanti’s debt
Baa2, an investment grade ranking which is two notches above high yield, or junk status.

SPONSOR: UBS South Africa (Pty) Limited

ENDS

Contacts

Media
Tel:
E-mail:
Alan Fine
+27-11 637- 6383 / +27 (0) 83 250 0757
afine@anglogoldashanti.com
Chris Nthite
+27 (0) 11 637 6388/+27 (0) 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey
+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021
sbailey@anglogoldashanti.com
General inquiries
+27 11 637 6031
media@anglogoldashanti.com

Investors
Stewart Bailey
+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021
sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)
+1 (212) 858 7702 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Mike Bedford (UK & Europe)
+44 779 497 7881 / +44 1225 93 8483
mbedford@anglogoldashanti.com
General inquiries +27 11 637 6059
investors@anglogoldashanti.com

Certain statements made in this communication, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-
looking statements or forecasts regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management.
For a discussion of certain of these and other factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2011, which was distributed to shareholders on 4 April 2012, the company’s 2011 annual report on Form 20-F, which was filed with the Securities and Exchange Commission in the United States
on 23 April 2012 and the prospectus supplement to the company’s prospectus dated 17 July 2012 that was filed with the Securities and Exchange Commission on
25 July 2012. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, stakeholders are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: December 10, 2012
By:
/s/ M E SANZ PEREZ
Name:  M E Sanz Perez
Title:    Group General Counsel and Company
           Secretary